UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 14, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 9 dated June 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 14, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 9, 2004
June 14, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC ANNOUNCES NEW DIRECTOR

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that Mr. Jean-Pierre Schumacher of Zurich, Switzerland was elected to the Board of Directors at J-Pacific's Annual General Meeting held June 11, 2004 in Vancouver. Mr. Schumacher holds a degree of an "expert of business and company finance" (Betriebsoekkonom KSZ), from Zurich. Mr. Schumacher brings with him a wealth of experience in the capital markets and in corporate finance through employment with Marc Rich & Co. Holdings, CS First Boston Corporation, Credit Suisse and the Union Bank of Switzerland. Currently Mr. Schumacher is the Founding Member, a Managing Partner and the Chief Executive Officer of Lion Capital Group AG of Zurich.

J-Pacific has granted incentive options to Mr. Schumacher for the purchase of 150,000 common shares at a price of $0.40 per share and for the purchase of 100,000 common shares at a price of $1.00 per share for a period of five years. J-Pacific has also granted incentive options to Mr. Manabu Kameda, a Director of J-Pacific, for the purchase of 100,000 common shares at a price of $1.00 per share for a period of five years.

J-Pacific also expresses its appreciation to Mr. John Mesrobian for his service as a Director, and wishes him the best in his future endeavors.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.